

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Benjamin S. Miller
Chief Executive Officer
Fundrise East Coast Opportunistic REIT, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

> **Re: Fundrise East Coast Opportunistic REIT, LLC**
> **Offering Statement on Form 1-A**
> **Filed February 13, 2024**
> **File No. 024-12398**

Dear Benjamin S. Miller:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1.   We note, on the cover page, you indicate that you intend to focus primarily on assets located in the East Coast and certain metropolitan areas, including those in the Sunbelt States. However, on page 81, you state that you could also invest in assets in Europe. Please revise your disclosure on the cover to clarify this if true, or revise your disclosure on page 81 to address this discrepancy. Ensure that your disclosure is consistent throughout.

2.   We refer to your statement regarding the aggregate amount offered pursuant to "a prior offering." To the extent correct, please revise to clarify if the aggregate amount raised was the total amount raised through all prior offerings.

Questions and Answers about this offering?
What is Fundrise East Coast Opportunistic REIT, LLC?, page 1

3.   We refer to your statement that you may invest through subsidiaries, which may have

rights to receive preferred economic returns. However, on page 43 you state that you "may invest in majority-owned subsidiaries owning real estate where [you] are entitled to receive a preferred economic return." Please revise to ensure consistency throughout. Additionally, in an appropriate place, please clarify the investments you have made to date in such subsidiaries, your respective interest in such subsidiaries by stating the percentage invested in such subsidiaries in your table on page 90, and clarify the return structure with respect to such subsidiaries.

What is an EREIT?, page 1

4.	Please revise your disclosure to clearly explain what you mean by the term "eREIT" and clarify whether the only difference as compared to a typical REIT structure is the use of the electronic platform, or otherwise discuss the additional differences.

What kind of offering is this?, page 3

5.	We note your disclosure that you may "briefly" pause acceptance of subscriptions. Please revise to explain how you define "briefly," how this is different from the provision in your subscription agreement that permits you to take up to 45 days to make a determination, and whether this provision would cause you to accept or reject a subscription beyond the 45 days referenced in the subscription agreement and on page 137.

Q: How will your NAV per share be calculated?, page 4

6.	We note your disclosure on page 4 regarding how your net asset value ("NAV") per share will be calculated. We further note you have incorporated by reference your Form 1-U filed on January 2, 2024 which discloses your calculation of NAV as of December 30, 2023. Please revise your filing to disclose the weighted average for each key assumption (e.g., capitalization rates) and a quantitative illustration of the sensitivity of the valuation to changes in key assumptions.

What is the purchase price for your common shares?, page 4

7.	We note your disclosure that if "a material event occurs in between updates of NAV that would cause [y]our NAV per share to change by 5% or more from the last disclosed NAV, [you] will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable." However, it appears that there have been instances where you have had a more than 5% change and do not appear to have filed supplements in between updates of your NAV to reflect the change or the reason for the change, such as in the past two quarters. Please revise to disclose the times where you have not disclosed the updated price and the reason for the change where there has been a material event that occurred in between updates of NAV that caused your NAV per share to change by 5% or more, explain why you did not file a supplement in those circumstances, and to the extent applicable, add appropriate risk factor disclosure to reflect that you failed to do so and the impact this may have had on purchasers during those interim periods when the price did not reflect this change in NAV.

8.   We note your disclosure that individuals may generally withdraw their subscriptions prior to settlement, which you state "typically occurs between 3-5 days after the submission of the subscription." Please revise to specify this time period so that individuals can determine how much time they have to withdraw. Please also reconcile this statement with the disclosure on page 135 that you have up to 45 days to accept a subscription and the disclosure in your subscription agreement and on page 137 that an investor is irrevocably subscribing for the shares.

Will I have the opportunity to redeem my common shares?, page 5

9.   We note your disclosure that redemption amounts will be reduced by "NAV Distributions." Please revise to explain these types of distributions, what factors would cause a distribution to be a "NAV distribution," and provide a hypothetical example of such a situation. Also, please explain why distributions generally would not result in the reduction of NAV. Additionally, please define the term "exceptional redemptions" in this section.

Offering Summary
Our Structure, page 15

10.   Please revise to make the chart, including all amounts shown, legible.

Conflicts of Interest, page 18

11.   Please clearly identify those entities that will directly compete with you for assets, disclose if those entities are still raising funds, and clarify how much they have to invest.

12.   We note your disclosure that shareholders may only remove the manager for "cause" with a two-thirds vote. Please also clarify that this would lead to a 30-day (or in some cases, a 45-day) written notice period and that the manager could correct the issue and remain on. Further, please add risk factor disclosure that this could mean that a manager that has embezzled funds or committed fraud could continue to be a manager if sufficient votes are not obtained, which could result in an investor losing their entire investment.

Redemption Plan, page 23

13.   We note your disclosure on page 6 that 100% of the submitted redemption requests as of February 2, 2024 have been honored. For each of the past two years, please disclose the amount of redemption requests you have received, the amount of requests honored, and total paid, and the sources used for redemptions.

If we pay distributions from sources other than our cash flow..., page 26

14.   We note that you have paid distributions, and that you state on page 8 that all distributions for the year ended ended December 31, 2023 have been paid out of cash flow from

operations. We also note that in your Form 1-SA, your statement of cash flows show negative cash flow for the six months ended June 30, 2023. Please revise to clarify if you have only paid distributions from cash flow from operations. To the extent you have not, please update your risk factor to disclose that you have paid distributions from other sources, and the amount paid from other sources. Further, on page 95, please disclose for the past two years the amount of distributions paid, and each of the sources used to fund those distributions.

Risk Factors, page 26

15. Please add risk factor disclosure to disclose the risk to you if you internalize your manager or if your manager is internalized by another affiliate.

16. We note several risk factors generally discussing the potential impact of inflation or changes in interest rates on your business, and that you have exposure to interest rate risk on your variable rate debt. To the extent recent inflationary pressures and rising interest rates have materially impacted your operations, please revise your risk factors to specifically discuss these issues, including by identifying the types of pressures you are facing and how your business has been affected.

Risks Related to an Investment in Fundrise East Coast. . . .
We have a limited operating history, and the prior performance . . ., page 26

17. Please expand this risk factor, including in the header, or add a separate risk factor as appropriate, to highlight that you have had a net loss for the fiscal year ended December 31, 2022 and for the six months ended June 30, 2023, and quantify such amounts.

Risks Related to our Sponsor and the Fundrise Platform
Our sponsor is a development stage company with limited operating history..., page 31

18. We note that your sponsor has been operating for a number of years now. Please advise why you believe this risk factor is appropriate at this time.

Estimated Use of Proceeds, page 63

19. Please revise to clarify if you will use the proceeds of this offering to repay indebtedness, including any loans referenced on page 89, or pay outstanding compensation to your manager. Please refer to Item 504 of Regulation S-K and Instruction 4 to Item 504. In this regard, we note your statement that you "expect" expenses or fees payable to your manager will be paid from cash flow from operations, but also that you state that if such expenses are not paid from cash flow, then they will reduce the cash available for investment and distribution.

Management Compensation, page 70

20. We note your statement under acquisition fee that you "are not entitled to this fee." Please

explain what you mean by this statement.

Investment Objectives and Strategy

Targeted Investments, page 80

21.   We refer to your statement that you have acquired and intend to continue acquiring commercial real estate loans, and that you hold your assets for a period of "approximately five years from the one year anniversary of the qualification of our initial offering." Please revise to clarify this term. We also note that you state on page F-12 of your financial statements in the Form 1-K that your real estate debt investments are classified as held to maturity.

Plan of Operation, page 88

22.   We note that you continue to refer to a plan of operation, rather than Management's Discussion and Analysis. Given that you have been in business for 3 years, please revise to refer to Management's Discussion and Analysis. Additionally, we note that you have incorporated the Management's Discussion and Analysis by reference, and that in your Form 1-K you have provided some property disclosure. However, we note that you have not included all of the disclosure required by Items 14 and 15 of Form S-11. For example only, we note that you have not disclosed the average effective annual rent per square foot or unit, or occupancy, expressed as a percentage for the past 5 years. With respect to effective rent per square foot, please advise how you take into account tenant concessions and abatements. Please revise your disclosure to provide all information required by these items or advise why you believe this information is not required. In addition, please revise to include such information for all required properties. Refer to Instruction 2 of Item 14.

23.   Please disclose how the purchase prices for the properties were determined.

Related Party Loans, page 89

24.   We note your disclosure that as of February 2, 2024, you had related party debt in the amount of $29.3 million. Please revise to add narrative disclosure to explain the difference in amount since the end of 2023. In addition, please revise to clarify that the amounts shown in the table are in thousands.

Description of our Common Shares

Distributions, page 94

25.   We refer to you to your column for Annualized Yield on page 95, which is based on a $10.00 per share purchase price. Given that the purchase price has changed over time and exceeds $10.00, please tell us how you determined this column accurately reflects annualized yield.

26.   We note your disclosure that you are not prohibited from distributing your own securities in lieu of making cash distributions to shareholders. Please revise to disclosee if you have

an established distribution reinvestment plan, and if not, how investors have otherwise agreed to accept securities in lieu of distributions. Further, please revise to clarify that such distributions would be included in the maximum offering amount you have under Regulation A.

Arbitration Provision, page 137

27.   We note, in the subscription agreement, you refer to arbitration being able to brought in the DC Metropolitan area; however, here you state that it must be conducted in "Virginia, in the Washington, D.C. metropolitan area," and refer in the last sentence of the penultimate paragraph to the "laws of Washington, D.C." Please revise as appropriate to clarify. Please also address the jury trial waiver here, and in each instance, please clarify that, by agreeing to be subject to the arbitration provision or jury trial waiver provision, investors will not be deemed to waive the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Form 1-K for the fiscal year ended December 31, 2022
Consolidated Statements of Cash Flows, page F-6

28.   The disclosure within your filing appears to indicate that your acquisitions of rental real estate properties were financed with third-party financing, as opposed to seller-financing. To the extent you received financing from third parties, unrelated to the seller, for your acquisitions, please revise your statements of cash flows to show the constructive receipt of the Credit Facility advance within financing activities and the corresponding constructive disbursement within investing activities. In this regard, constructive receipt and disbursement relate to cash received and disbursed by another party on your behalf. Refer to ASC 230-10-45-13 and 14. This comment also applies to your interim financial statements in your Form 1-SA for the Semiannual Period ended June 30, 2023.

General

29.   We note that on your website, on your page for "Client returns," and in certain of your client letters, such as the letter dated January 9, 2023, you refer to an aggregated Fundrise return for investments, and that in your investor letter, dated November 15, 2023, you reference the returns of the Vanguard S&P 500 ETF (VOO) and Vanguard REIT ETF (VNQ). Please explain why you believe the use of an aggregated Fundrise return and the reference to the Vanguard returns is appropriate. In this regard, we note your letter to investors from February 2021, which states, "The original version of this letter, published January 21, 2021, included the 2020 platform level returns of the Fundrise portfolio, as well as the 2020 returns of two broad-based ETFs, which were intended to serve as familiar performance benchmarks representing a diversified portfolio of public REITs and public stocks, respectively. In June 2021, we received a regulatory request to disaggregate fund returns of the Fundrise portfolio, and to refrain from using specific branded investment products (such as ETFs) as benchmarks for the performance of Fundrise sponsored programs. In an effort to comply with this request, we removed the

aforementioned items from the contents of this letter. The Fundrise portfolio return information has been replaced with a breakdown of returns earned by each Fundrise sponsored fund, and the specific ETF return information has been replaced with the performance of broad-based indices which track the performance of the same respective asset classes. To serve as a benchmark for public REITs, we are now using the NAREIT All REITs index. To serve as a benchmark for public stocks, we are now using the S&P 500 index."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger, Esq.